August 14, 2008

Via EDGAR

Mr. John T. Archfield, Jr.

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Stem Cell Therapy International, Inc.

Item 4.01 Form 8-K

Filed: August 11, 2008

File No.: 000-51931

Dear Mr. Archfield:

We are in receipt of your correspondence dated August 12, 2008, with respect to the above-referenced filing.

Item 4.01 Form 8-KA Filed August 5, 2008

1.	We filed the amendment on August 14, 2008, and as requested we have expanded the disclosure to include the fiscal year ended March 31, 2007 and obtained an updated letter from Aidman, Piser and Company, P.A.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/ Andrew J. Norstrud
Andrew J. Norstrud
Chief Financial Officer